Exhibit 99.2

Media release

First shipment leaves Rio Tinto’s Amrun bauxite mine in Australia

3 December 2018

Rio Tinto’s Amrun project in Queensland, Australia, has achieved a significant milestone, successfully making the first shipment of bauxite, six weeks ahead of schedule.

The US$1.9 billion (A$2.6 billion) investment in Amrun will replace production from the depleting East Weipa mine and increase annual bauxite exports by around 10 million tonnes. Amrun is expected to reach a full production rate of 22.8 million tonnes a year during 2019.

Rio Tinto Aluminium chief executive Alf Barrios said “Bringing Amrun online further strengthens our position as a leading supplier in the seaborne market. We have the largest bauxite resources in the industry and are geographically well positioned to supply China’s significant future import needs, as well as supporting our refinery and smelting operations in Australia and New Zealand.

“The Amrun mine will ensure generational jobs for Queenslanders and build significantly on our 55-year history on the Western Cape.”

At a ceremony on the Western Cape York Peninsula in far north Queensland, more than 80,000 tonnes of bauxite was loaded on to the RTM Weipa bound for Rio Tinto’s Yarwun alumina refinery in Gladstone.

Rio Tinto Growth & Innovation group executive Stephen McIntosh said “We are proud to have delivered the project safely, ahead of time and within budget thanks to innovation in the design and fabrication of key infrastructure purpose-built for construction at Amrun’s remote location.

“We thank our community and Traditional Owner partners for their continued support and congratulate the Amrun Project and Weipa Operations teams on this great achievement.”

During construction the Amrun development set a benchmark in supporting local and regional suppliers with US$1.6 billion (A$2.1 billion) invested with Australian companies, including US$181 million (A$244 million) invested with local Cape York companies.

At the peak of construction 1,200 people worked on site, and since project inception in May 2016, close to 400 Aboriginal and Torres Strait Islander people have been employed by the project.

Notes to editors

The ceremony marking the first shipment was attended by local Wik-Waya Traditional Owners and representatives of the Western Cape Communities Co-existence Agreement (WCCCA).

The first shipment is expected to arrive in Gladstone next week.

Rio Tinto is the world’s largest producer of bauxite, with production of 50.8 million tonnes last year.

Contacts

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